

October 12, 2012

<u>Via E-mail</u>
Mr. Steven R. Saltzman
Vice President - Finance
Resource Real Estate Opportunity REIT
One Commerce Square
2005 Market Street, 15th Floor
Philadelphia, PA 19103

      RE: **Resource Real Estate Opportunity REIT**
                 Form 10-K for the Fiscal Year Ended December 31, 2011
                 Filed March 30, 2012
                 File No. : 0-54369

Dear Mr. Saltzman:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Note 5 – Acquisitions and Foreclosures, page F-14</u>

1. We note that you started your portfolio of properties by acquiring non-performing promissory notes and then at a later date foreclosing on the properties and acquiring the title. We also note that you have not provided audited financial statements for each of these investments. Please tell us how you determined that you were not required to provide audited financial statements required by Rule 8-06 of Regulation S-X. Also see SAB Topic 1I and Rule 3-14 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief